SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

GOL Republishes 2008 Financial Statements

São Paulo, May 7, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), Brazil’s low-cost airline, announces the republication of its financial statements for 2007 and 2008 in IFRS and for 2008 in BRGAAP (Law 11638).

During conclusion of the 2008 20-F, the report detailing the Company’s annual operating and financial activities in line with the regulations of the SEC (U.S. Securities and Exchange Commission), GOL’s executive officers perceived the need to adjust the financial statements in IFRS and BRGAAP (including the adoption of Law 11348/07 and Presidential Decree 449/08), both of which were published on March 20, 2009 in Brazil and the United States.

This occurred because the publication of the financial statements precedes the preparation of the 20-F. The adjustments in question are essentially limited to the recognition of deferred income and social contribution taxes and assets arising from sale and lease-back operations during the adoption of the new accounting practices (IFRS and Law 11638).

The main reasons that led the Company to republish its financial statements are summarized below:

  We do not make use of automation when consolidating our financial statements but adopt manual processes in spreadsheets, which may involve a considerable degree of complexity.

  The merger with VRG and our parallel transition to IFRS led to more time and effort being spent on the preparation of our financial statements, to the detriment of the time needed to analyze the financial statement close process and the internal controls related thereto.

  This shift in focus could not be mitigated due to the higher-than-ideal turnover of the personnel involved in the audit and the preparation of our financial statements.

The Company has already taken the necessary measures to remedy the above-mentioned questions, including improving automation procedures, and strengthening pro-active management through the installation of internal accounting and tax committees in order to keep income taxes and related deferrals, as well as all future non-habitual or non-recurring transactions under close and constant scrutiny.

Summary of the Adjustments to the Financial Statements in IFRS

  Adjustment to the acquisition price of VRG, which resulted in the revision of provisions in the balance sheet and the recognition of an income tax benefit in the 2007 income statement.

  Adjustment to deferred tax assets related to temporary differences in the accounting of aircraft leases in 2008.

  Adjustments aimed at registering sale and leaseback assets on a gross rather than the previously reported net basis in the balance sheets.

The balances of the affected accounts at December 31, 2008 are shown below:

	2008		2007
Adjustments to the Balance Sheet (R$ ‘000)	Previously		Previously
	Reported	Republished	Reported	Republished

Assets
Current assets
Other current assets	49,439	52,386	144,484	144,484
Prepaid expenses	120,100	123,801	131,231	135,957
Trade and other receivables	344,927	344,927	916,133	903,061
Non-current assets
Prepaid expenses	-	58,793	-	44,808
Deferred income taxes	495,544	729,784	485,980	485,980
Other non-current assets	105,526	97,446	87,694	87,489
Liabilities and shareholders' equity
Current liabilities
Other current liabilities	238,904	219,886	160,799	166,340
Non-current liabilities
Deferred income taxes	323,345	548,680	339,348	341,634
Provisions	157,310	157,310	117,062	200,664
Other non-current liabilities	160,069	196,893	63,135	107,132
Shareholders' equity
Issued share capital	1,248,649	1,250,618	1,248,649	1,250,618
Retained earnings (deficit)	(273,877)	(227,386)	1,153,412	1,052,274

	2008		2007
Adjustments to the Income Statement (R$ ‘000)	Previously	Republished	Previously	Republished
	Reported		Reported
Other operating expenses	(329,883)	(329,883)	(277,844)	(270,422)
Capitalized interest	28,871	27,179	38,879	38,879
Income taxes	(193,626)	(44,3050	78,800	(33,595)
Net Income	(1,386,976)	(1,239,347)	272,261	167,288

The above adjustments resulted in changes to amounts previously reported in Notes 3, 10, 13, 15, 16 and 23, which have also been duly amended.

The financial statements in IFRS and BRGAAP were republished today in electronic format and the statements in BRGAAP will be republished in the press on May 8, 2009.

The financial statements will be put to the approval of the shareholders at the next Extraordinary Shareholders’ Meeting to be called opportunely.

Suspension of quiet period

The Company will suspend its quiet period between May 7 and 9 so that its investor relations department may provide additional clarifications to investors and analysts.

List of the Republished Documents

  2008 Financial statements in IFRS
  2008 Financial statements in BR GAAP (Law 11638)
  4Q08 Eearnings Release
  4Q08 Results Presentation and Conference Call

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost airline, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market.

Leonardo Pereira - CFO and IRO
Rodrigo Alves - IR Manager
Tel.: (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ri

Corporate Communication
Tel.: (11) 2128-4413	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and < FONT color="#808080">are, therefore, subject to change without prior notice.

comcorp@golnaweb.com.br
Media Relations
FSB Comunicações (Brasil)
Erica Arruda
Tel.: (11) 2128-4420
erica.arruda@fsb.com.br

Edelman (USA and Europe):
M. Smith and N. Dean
Tel.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.